Exhibit 77C to NSAR dated June 30, 1997

Mosaic Equity Trust

On May 28, 1997, Annual Meetings of Shareholders of Bascom Hill Investors, Inc. and Bascom Hill BALANCED Fund, Inc. were held at 4:00 p.m. in Madison, Wisconsin. The shareholders of each respective fund were requested to vote on the merger of their fund with Mosaic Equity Trust Investors Fund and Equity Income Fund, respectively, in accordance with the applicable Prospectus/Proxy Statement dated May 1, 1997. Of the 741,199.383 outstanding shares of Bascom Hill Investors, Inc., 430,831.055 voted in favor of the merger (58.13%), 8.13% in excess of the amount required to approve the merger. Of the 464,095.648 outstanding shares of Bascom Hill BALANCED Fund, Inc., 274,747.791 voted in favor of the merger (59.2%), 9.2% in excess of the amount required to approve the merger.